UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of February 2014

Commission File Number: 001-15102

Embraer S.A.

Av. Brigadeiro Faria Lima, 2170

12227-901 São José dos Campos, São Paulo, Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

This report on Form 6-K shall be deemed to be filed and incorporated by reference in the registration statement on Form F-3 (File No. 333-182039) and to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

EMBRAER RELEASES FOURTH QUARTER AND FISCAL YEAR 2013 RESULTS AND

2014 OUTLOOK

HIGHLIGHTS

Q	Excluding non-recurring items, the Company still met all of its main 2013 Guidance figures, including aircraft deliveries, Total Revenues, as well as EBIT[1] and EBITDA[1] margins;

Q

In the fourth quarter of 2013 (4Q13), Embraer delivered 32 commercial and 53 executive (38 light and 15 large) jets and ended the year with total deliveries of 90 commercial and 119 executive (90 light and 29 large) aircraft;

Q

As a result of aircraft deliveries and growth in the Company’s Defense & Security segment, 4Q13 and 2013 Revenues reached US$ 2,304.0 million and US$ 6,235.0 million, respectively, also meeting the Company’s Revenue Guidance range of US$ 5.9 to US$ 6.4 billion;

Q

EBIT and EBITDA margins were 20.1% and 23.6%, respectively, in 4Q13, and for fiscal year 2013 the EBIT and EBITDA margins were 11.4% and 16.1%, respectively, considering non-recurring items in 4Q13. As a result, the Company surpassed its EBIT and EBITDA margin Guidance for the year of 9.0% to 9.5% and 13.0% to 14.0%, respectively;

Q	Strong Operating Cash Flow of US$ 564.6 million during 2013 increased the Company’s net cash position to US$ 429.3 million at the end of the year;

Q

4Q13 Net income attributable to Embraer Shareholders and Earnings per ADS basic totaled US$ 264.5 million and US$ 1.4513, respectively, and fiscal year 2013 Net income attributable to Embraer Shareholders and Earnings per ADS basic totaled US$ 342.0 million and US$ 1.8764, respectively.

Q

For 2014, Company Guidance is for expected Net Revenues of US$ 6.0 to US$ 6.5 billion, driven by growth in the Defense & Security segment and expected deliveries of 92 to 97 jets in the Commercial Aviation segment and 25 to 30 large jets and 80 to 90 light jets in the Executive Jets segment.

Q	The Company’s backlog ended 2013 at a value of US$ 18.2 billion, representing 46% growth from the US$ 12.5 billion reported at the end of 2012.

MAIN FINANCIAL INDICATORS

	in millions of U.S dollars, except % and earnings per share data
IFRS	(1) 3Q13	(1) 4Q12	(1) 4Q13	(2) 2012	(2) 2013
Revenue	1,288.2	1,897.6	2,304.0	6,167.0	6,235.0
EBIT	75.8	227.9	462.9	611.9	713.4
EBIT Margin %	5.9%	12.0%	20.1%	9.9%	11.4%
EBITDA	156.4	309.8	543.6	890.7	1,004.0
EBITDA Margin %	12.1%	16.3%	23.6%	14.4%	16.1%
Adjusted Net Income ²	35.8	134.2	373.0	423.1	534.6
Net income attributable to Embraer Shareholders	52.9	123.2	264.5	347.8	342.0
Earnings per share—ADS basic (US$)	0.2905	0.6797	1.4513	1.9188	1.8764
Net Cash	(19.6)	308.7	429.3	308.7	429.3

(1)	Derived from unaudited financial information.

(2)	Derived from audited financial information.

1 EBIT and EBITDA are non-GAAP measures. For more detailed information please refer to page 12.

2 Adjusted Net Income is a non-GAAP measure, calculated by adding Net Income attributable to Embraer Shareholders plus Deferred income tax and social contribution for the period. Furthermore, under IFRS for Embraer’s Income Tax benefits (expenses) the Company is required to record taxes resulting from unrealized gains or losses due to the impact of the changes in the Real to US Dollar exchange rate over monetary assets (primarily Inventory, Intangibles, and PP&E). It is important to note that taxes resulting from gains or losses over non-monetary assets are considered deferred taxes and are accounted for in the Company’s consolidated Cash Flow statement, under Deferred income tax and social contribution, which totaled US$ 108.5 million in 4Q13 and US$ 192.6 million in 2013.

1

São José dos Campos, February 26, 2014 - (BM&FBOVESPA: EMBR3, NYSE: ERJ). The Company’s operating and financial information is presented, except where otherwise stated, on a consolidated basis in United States dollars (US$) in accordance with IFRS. The financial data presented in this document as of and for the quarters ended December 31, 2012 (4Q12), September 30, 2013 (3Q13) and December 31, 2013 (4Q13), are derived from the unaudited financial statements, except where otherwise stated.

REVENUES AND GROSS MARGIN

Embraer delivered 32 commercial and 53 executive aircraft (38 light jets and 15 large jets) in 4Q13, for a cumulative total of 90 commercial and 119 executive aircraft (90 light jets and 29 large jets) delivered in 2013. This compares with a total of 23 commercial and 53 executive aircraft (37 light jets and 16 large jets) in 4Q12 and 106 commercial and 99 executive aircraft (77 light jets and 22 large jets) delivered in 2012. As a result of the strong deliveries in 4Q13, Revenues in the quarter grew 21.4% to US$ 2,304.0 million from 4Q12. Despite the decline in commercial deliveries from 2012 to 2013, total Revenues for the year increased 1.1% to US$ 6,235.0 million driven by the increase in executive jet deliveries and double-digit growth in the Company’s Defense & Security segment.

Consolidated gross margin improved from 24.5% in 4Q12 to 24.6% in 4Q13 due to the higher level of overall deliveries in the quarter combined with a more favorable exchange rate. For 2013, gross margin fell to 22.7% compared to the 24.2% margin reached in 2012, principally due to a product mix shift in the Commercial Aviation segment towards the smaller E-Jets E170 and E175 models.

EBIT

EBIT and EBIT margin in 4Q13 were US$ 462.9 million and 20.1%, respectively, representing a significant increase from 3Q13 and the prior year’s fourth quarter, considering non-recurring items that occurred in 4Q13. For the full year, 2013 EBIT was US$ 713.4 million, resulting in an EBIT margin of 11.4%, surpassing the Company’s Guidance range of 9% to 9.5% for the year. The increase in revenues discussed above resulted in higher operating leverage in the quarter, further assisted by the non-recurring items mainly related to reversals of provisions following the resolution of the American Airlines (AMR) bankruptcy process, explained in greater detail below.

Administrative expenses totaled US$ 52.4 million in 4Q13, which was a decline from the US$ 74.7 million reported in 4Q12 and in line with the level reported in 3Q13. For 2013, Administrative expenses were US$ 210.5 million, a reduction of US$ 68.7 million from that reported in 2012. Selling expenses of US$ 113.0 million declined relative to last year and were in line with 3Q13, despite the significant increase in deliveries and revenues in 4Q13. In 2013, Selling expenses of US$ 454.4 million also represented a decline from the US$ 480.4 million in Selling expenses reported in 2012. The declines in Administrative and Selling expenses reflect the Company’s ongoing commitment to cost efficiency and the benefit of the Brazilian government’s stimulus package, as well as a more favorable exchange rate, as the average US dollar to Brazilian Real rate in 2013 appreciated nearly 11% compared to 2012.

Research expenses in 4Q13 were US$ 13.9 million, decreasing US$ 11.4 million compared to 4Q12 primarily as a result of the launch of the E-Jets E2 program, in which program costs are now capitalized to Intangible Assets instead of booked as Research Expenses. The Company’s Research expenses for 2013 reached US$ 74.7 million, which came in below the Company’s outlook of US$ 100 million for the year.

Other operating income (expense), net contained a variety of non-recurring items in 4Q13, detailed in the box below. Other operating income (expense), net was income of US$ 73.6 million compared to income of US$ 5.7 million in 4Q12. The difference in Other operating income (expense), net comes primarily as a result of the reversal of provisions related to financial guarantee obligations with AMR Corp., which positively impacted this line item by US$ 147.0 million in the quarter. For the full year, Other operating income (expense), net was income of US$ 36.9 million compared to an expense of US$ 42.8 million in 2012.

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Non-recurring items impacting 4Q13 results

In 2011, as a result of the AMR bankruptcy filing, Embraer provisioned a total of US$ 317.5 million to its 4Q11 results to account for expected expenses related to obligations from financial guarantees and residual value guarantees for the fleet of 216 ERJ 145 family aircraft operated by AMR. Of the US$ 317.5 million provision related to the AMR bankruptcy process, US$ 241.9 million was provisioned under Other operating income (expense), net. As a consequence of the more favorable final outcome of the AMR bankruptcy process, since the initial provisions made in 4Q11, the Company incurred total expenses of approximately US$ 43 million related to the financial guarantees at AMR. As a consequence of this outcome, in 4Q13 a total of US$ 180.7 million positively impacted operating results in the period, recognized in the Other operating income (expense), net account. The US$ 180.7 million was comprised of a provision reversal of US$ 109.3 million coupled with a US$ 71.4 million payment reversal, which the Company had already made on these financial guarantees. In 4Q13, the Company also recognized a US$ 33.7 million expense related to deferred revenues, attached to a total of US$ 199 million of financial guarantee obligations which remain for 177 aircraft of the original AMR ERJ 145 family fleet that have been added back to the Company’s off-balance sheet exposure. Therefore, the net effect in 4Q13 of reversals and expenses related to the AMR financial guarantees is US$ 147.0 million (US$ 180.7 million less US$ 33.7 million).

The remaining US$ 75.6 million of the original US$ 317.5 million 4Q11 provision was recognized in Financial (expenses) income, net, as this amount was related to residual value guarantees and, therefore, did not impact operating results in that period. This amount was not reversed in 4Q13, as the Company took the opportunity to reduce its total exposure by buying back US$ 98 million in residual value guarantees related to the AMR fleet of ERJ 145 family aircraft. Considering that since the original provision in 4Q11, as a result of ongoing revisions of residual value projections observed by independent aircraft appraisers, the Company reversed a net total of US$ 17.1 million of this original provision, in 4Q13 an additional non-recurring expense of US$ 40 million was accounted for in Financial (expenses) income, net to complete all required provisions for these residual value guarantees. As a result, the Company no longer has any outstanding residual value guarantee exposure related to the AMR fleet of ERJ 145 family aircraft.

It is worth noting that the significantly more favorable outcome related to the financial and residual value guarantees at AMR came primarily as a result of both the successful merger of AMR with US Airways, creating a market leader and financially sound airline, coupled with the continued need to operate ERJ 145 family aircraft at the new American Airlines Group.

In 2013, the Brazilian government initiated a multi-industry effort, known as Refis, to resolve various open tax debt negotiations with a number of companies. As part of this initiative, the government offers favorable terms for companies that choose to voluntarily enroll in the program and settle on their respective taxes. In 4Q13, Embraer opted to enroll in this program in order to take advantage of the opportunity to resolve its related taxes with the government and consequently booked a provision of US$ 36.9 million in the Other operating income (expense), net account. With this program, the Company is eliminating all its outstanding liabilities related to this matter. In 4Q13, the Company also recognized an expense of US$ 7.9 million in Financial (expenses) income, net related to the accrued interest on these tax obligations.

Excluding the net positive effect of US$ 147.0 million in operating results from the net effect of the AMR provision reversals, 4Q13 EBIT would have been US$ 315.9 million, representing an EBIT margin of 13.7%. For 2013, excluding these non-recurring effects, EBIT would have been US$ 566.4 million, representing an EBIT margin of 9.1%, within the Company’s EBIT margin Guidance range for the year.

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NET INCOME

Net income (loss) attributable to Embraer Shareholders and Earnings per ADS for 4Q13 were US$ 264.5 million and US$ 1.4513 per basic share, respectively, bringing total 2013 Net income attributable to Embraer Shareholders and Earnings per ADS to US$ 342.0 million and US$ 1.8764 per basic share, respectively.

MONETARY BALANCE SHEET ACCOUNTS AND OTHER MEASURES

Embraer generated significant cash during 4Q13, leading the Company to end 2013 with a net cash position of US$ 429.3 million, an increase from the net cash position of US$ 308.7 million at the end of 2012, primarily as a result of the positive Free cash flow generation for the year. The total loans position was relatively stable compared to the end of 3Q13, and the driver of the Company’s return to a net cash position was the high volume of deliveries in 4Q13, which generated cash and led inventories to decline considerably.

in millions of U.S.dollars
Financial Position Data	(2) 4Q12	(1) 3Q13	(2) 4Q13
Cash and cash equivalents	1,797.0	1,630.3	1,683.7
Financial investments	578.2	536.6	939.9
Total cash position	2,375.2	2,166.9	2,623.6
Loans short-term	336.3	78.7	79.3
Loans long-term	1,730.2	2,107.8	2,115.0
Total loans position	2,066.5	2,186.5	2,194.3

Net cash*	308.7	(19.6)	429.3

* Net cash = Cash and cash equivalents + Financial investments short-term - Loans short-term and long-term

(1) Derived from unaudited financial information.

(2) Derived from audited financial information.

Considering the aforementioned high level of deliveries in the quarter coupled with strong results from operations, Net cash generated by operating activities in 4Q13 was US$ 321.2 million, and Free cash flow for the quarter was US$ 496.2 million. For 2013, Net cash generated by operating activities was US$ 564.6 million and the Company’s Free cash flow was US$ 212.6 million.

	in millions of U.S.dollars
IFRS	4Q12	2012	1Q13	2Q13	3Q13	4Q13	2013
Net cash generated (used) by operating activities	519.2	693.0	(369.7)	412.6	200.5	321.2	564.6
Financial investments adjustment (1)	(81.1)	(195.9)	287.0	(226.6)	(98.4)	440.2	402.2
Additions to property, plant and equipment	(162.7)	(328.0)	(50.4)	(124.8)	(106.2)	(156.2)	(437.6)
Additions to intangible assets	(74.7)	(252.4)	(67.7)	(59.6)	(80.3)	(109.0)	(316.6)

Free cash flow	200.7	(83.3)	(200.8)	1.6	(84.4)	496.2	212.6
(1)	Financial investments and unrealized gain (losses)

Additions to total PP&E for 4Q13 and 2013 were US$ 156.2 million and US$ 437.6 million, respectively, including values related to spare parts pool programs, aircraft under lease or available for lease, and CAPEX. Of the total additions to PP&E in 4Q13, CAPEX amounted to US$ 100.0 million, and in 2013 the Company’s CAPEX was US$ 294.0 million. It is important to note that a portion of the reported CAPEX includes expenditures related to certain contracted capital expenditures on equipment and facilities, primarily in the Defense & Security segment. These expenditures are included in the terms and conditions of their respective contracts and consequently are not considered part of the Company’s CAPEX outlook of US$ 180 million for 2013. This contracted CAPEX totaled US$ 51.8 million in 4Q13 and US$ 101.1 million for the full year, as

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outlined in the table below. Excluding these expenditures, the Company’s CAPEX for 2013 was US$ 192.9 million, which was slightly above the Company’s outlook for the year of US$ 180 million. As a result of the Company’s ongoing strategy to expand its spare parts Pool programs in both the executive and commercial aviation segments, in 4Q13 Embraer received spare parts from one of its Commercial Aviation customers that is a part of the Pool program.

In 4Q13, the Company invested a total of US$ 109.0 million in product development, which was partially offset by the addition of US$ 26.8 million in contributions from suppliers. For the full fiscal year, Embraer invested US$ 316.6 million in product development, partially offset by US$ 51.8 million in contributions from suppliers, yielding net development investment of US$ 264.8 million for 2013, principally for the Legacy 450 and 500 and E-Jets E2 programs. Although net development investment in 2013 was below the Company’s guidance, this has not impacted the overall entry into service target dates of our ongoing programs, which are all progressing as expected.

	in millions of U.S.dollars
	4Q12	2012	1Q13	2Q13	3Q13	4Q13	2013
Additions	74.7	252.4	67.7	59.6	80.3	109.0	316.6
Contributions from suppliers	(0.2)	(1.0)	-	-	(25.0)	(26.8)	(51.8)
Development (Net of contributions from suppliers)	74.5	251.4	67.7	59.6	55.3	82.2	264.8
Research	25.3	77.3	21.4	30.2	9.2	13.9	74.7
R&D	99.8	328.7	89.1	89.8	64.5	96.1	339.5

	4Q12	2012	1Q13	2Q13	3Q13	4Q13	2013
CAPEX	75.7	207.9	44.9	72.9	76.2	100.0	294.0
Contracted CAPEX (Included in CAPEX)	6.2	10.8	6.2	15.1	28.0	51.8	101.1
Additions of aircraft available for or under lease	53.4	56.2	1.2	36.6	17.2	6.5	61.5
Additions of Pool programs spare parts	33.6	63.9	4.3	15.3	12.8	49.7	82.1
PP&E	162.7	328.0	50.4	124.8	106.2	156.2	437.6

The Company’s total debt remained stable at US$ 2,194.3 million in 4Q13 vs. US$ 2,186.5 million in 3Q13, with short-term debt of US$ 79.3 million and long-term debt of US$ 2,115.0 million to end 2013. The average loan maturity of the Company’s debt at the end of 4Q13 declined slightly to 6.2 years from the 6.3 years reported in 3Q13, and is in line with Embraer’s business cycle. The cost of Dollar denominated loans in 4Q13 was 5.81% p.a. compared to 6.1% p.a. at the end of 2012. The cost of Real denominated loans increased from 5.96% to

6.17% p.a. The Company’s Adjusted LTM EBITDA to financial expenses (gross) for 2013 increased to 7.57 relative to last year’s value of 7.50. At year-end 2013, 30% of total debt was denominated in Reals.

Embraer’s cash allocation management strategy continues to be one of its most important tools to mitigate exchange rate risks. By balancing cash allocation in Real and Dollar denominated assets, the Company attempts to neutralize its balance sheet exchange rate exposure. Of total cash at the end of 4Q13, 50% was denominated in US Dollars.

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OPERATIONAL BALANCE SHEET ACCOUNTS

in millions of U.S.dollars
Financial Position Data	(2) 4Q12	(1) 3Q13	(2) 4Q13
Trade accounts receivable	535.5	520.1	578.7
Customer and commercial financing	109.6	73.5	73.7
Inventories	2,156.9	2,780.4	2,287.3
Property, plant and equipment	1,738.4	1,899.6	1,993.3
Intangible	958.8	1,067.6	1,109.1
Trade accounts payable	758.7	964.4	1,013.6
Advances from customers	999.6	1,160.8	1,007.0
Total shareholders’ equity	3,350.3	3,414.1	3,632.2

  (1) Derived from unaudited financial information.

  (2) Derived from audited financial information.

As mentioned previously, the large number of aircraft delivered in 4Q13 drove a US$ 493.1 million decline in inventories to end the year at US$ 2,287.3 million, slightly above the level of inventories at year-end 2012. The US$ 153.8 million decline in advances from customers to US$ 1,007.0 million came primarily as a result of the evolution of the number of deliveries and new orders in 4Q13. The US$ 58.6 million increase in trade accounts receivable from the end of 3Q13 to US$ 578.7 million is principally due to an increase in receivables related to contracts in the Defense & Security segment. Customer and commercial financing and trade accounts payable remained relatively stable in 4Q13 compared to their levels at the end of 3Q13.

Intangibles increased US$ 41.5 million to US$ 1,109.1 million at the end of 4Q13 as a consequence of continued investments in product development. Property, plant and equipment also increased during the quarter and ended 4Q13 at US$ 1,993.3 million, reflecting the increase in CAPEX during 4Q13.

TOTAL BACKLOG

During 4Q13, Embraer delivered a total of 32 commercial and 53 executive aircraft. Considering all deliveries as well as firm orders obtained during the period, principally the order for 60 E175 jets from American Airlines Group, and the signature of the satellite contract in the Defense & Security segment, the Company’s firm order backlog increased to US$ 18.2 billion at the end of 2013. The following chart presents the Company’s backlog evolution through 4Q13.

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SEGMENT RESULTS

On a segment basis, the Company’s revenue mix in 4Q13 was roughly similar to the mix reported in 4Q12, with a slightly higher participation from the Commercial Aviation segment at 48.6% of total Revenues vs. 45.5% in the prior year, which was offset by slightly lower participation from the Executive Aviation segment at 34.1% of 4Q13 Revenues vs. 37.5% in 4Q12. For 2013, the Commercial Aviation segment accounted for 53% of consolidated Revenues, Defense & Security accounted for 19.2%, Executive Jets made up 26.4%, and the Other segment made up the remaining 1.4% of total Revenues. The breakdown by segment of annual Revenues is in line with Company Guidance, with slightly lower participation from the Defense & Security segment’s Revenues due to the effect of the devaluation of the Brazilian Real and its translation impact on results, as roughly half of segment revenues are denominated in Reals.

Consistent with the Company’s diversification strategy, in 2013 the Executive Jets and Defense & Security segments showed significant year-over-year Revenue growth of 27.3% and 14.5%, respectively.

								in millions of U.S.dollars
Net revenue by segment	(1) 3Q13%		(1) 4Q12%		(1) 4Q13%		(2) 2012%		(2) 2013%
Commercial Aviation	687.4	53.4	863.5	45.5	1,119.6	48.6	3,755.4	60.9	3,307.0	53.0
Defense & Security	266.8	20.7	296.8	15.7	369.3	16.0	1,045.2	16.9	1,196.9	19.2
Executive Jets	314.8	24.4	712.0	37.5	784.7	34.1	1,292.0	21.1	1,644.5	26.4
Others	19.2	1.5	25.3	1.3	30.4	1.3	74.4	1.1	86.6	1.4
Total	1,288.2	100.0	1,897.6	100.0	2,304.0	100.0	6,167.0	100.0	6,235.0	100.0

(1) Derived from unaudited financial information.

(2) Derived from audited financial information.

COMMERCIAL AVIATION

In 4Q13 and 2013 Embraer delivered 32 commercial jets and 90 commercial jets, respectively, as follows:

Deliveries	3Q13	4Q12	4Q13	2012	2013
Commercial Aviation	19	23	32	106	90
EMBRAER 170	1	1	1	1	4
EMBRAER 175	9	3	12	20	24
EMBRAER 190	9	10	14	62	45
EMBRAER 195	-	9	5	23	17

Embraer Commercial Aviation signed a firm order for 60 E175 jets from American Airlines, Inc. The contract also includes options for another 90 E175s, taking the total order potential up to 150 aircraft. The firm orders are valued at US$ 2,500 million at list prices.

BA CityFlyer, British Airways’ wholly-owned regional subsidiary, signed with Embraer for the acquisition of one additional E190 jet. The E-Jet will be operated out of the airline’s main base at London City Airport (LCY).

Belavia, of Minsk, Belarus, signed a firm contract for two E195s with Embraer Commercial Aviation. The aircraft will join two E175s already operating for the airline. The acquisition is part of the carrier’s fleet renewal initiative to replace older aircraft. The first E195 will be delivered in the first half of 2014.

Guernsey-based regional carrier Aurigny Air Services signed a firm contract with Embraer Commercial Aviation for one E195 jet. Delivery is scheduled for the first half of 2014. The E195 is the first jet aircraft to be added to the Aurigny Air Services fleet. The airline currently flies turboprops with six daily frequencies on its main route between London Gatwick Airport and Guernsey. With 122 slim seats in a single-class layout, the E195 will enable the carrier to offer much-needed additional capacity.

At the end of 2013, Embraer Commercial Aviation announced Saratov-based Saratov Airlines (Saravia) as

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the first E-Jets customer in Russia. The airline has leased two E195s. Saratov Airlines joins a growing list of operators in Eastern Europe and Central Asia that have added E-Jets to their fleets: Air Astana, Air Lituanica, Air Moldova, Azerbaijan Airlines, Belavia, Bulgaria Air, Estonian Air, LOT Polish, Montenegro Airlines, and Ukraine International Airlines. Combined, these airlines operate a fleet of 66 E-Jets.

Commercial Aviation Backlog	Firm Orders	Options	Total	Deliveries	Firm Backlog
E170	188	26	214	187	1
E175	375	472	847	187	188
E190	569	169	738	496	73
E195	145	22	167	128	17
E175-E2	100	100	200	-	100
E190-E2	25	25	50	-	25
E195-E2	25	25	50	-	25
TOTAL E-JETS	1,427	839	2,266	998	429

EXECUTIVE JETS

The Executive Jets segment delivered 38 light jets and 15 large jets, totaling 53 aircraft in 4Q13, stable with the level delivered in 4Q12. For the full year, the Company delivered 90 light jets and 29 large jets, totaling 119 aircraft in 2013 compared to the 99 total executive jets delivered in 2012.

Deliveries	3Q13	4Q12	4Q13	2012	2013
Executive Aviation	25	53	53	99	119
Light Jets	21	37	38	77	90
Large Jets	4	16	15	22	29

Embraer Executive Jets continued to make solid progress throughout 4Q13, advancing in the development of integrated solutions for the executive aviation market. In October, during the National Business Aviation Association Convention and Exhibition (NBAA), Embraer displayed its complete portfolio of business aircraft for the first time, including the new mockup of the Legacy 450.

During the press conference, Embraer executives presented a series of improvements and new features in Embraer executive jets’ portfolio, including the 2014 edition of the Phenom 100 (named the Phenom 100E) which features new multifunction spoilers, new interior collections and optional items. For the Legacy 450, Embraer announced an increase in range (2,500 nm) and a new extended cabin, among other improvements. A new interior for both the Legacy 450 and the Legacy 500 was announced, as well. Embraer also unveiled the 2014 Lineage 1000E. The jet features an array of enhancements that deliver an extended range of 4,600 nm, enhanced interior features and functionalities, enhanced cockpit options and a distinctive exterior design.

The first prototype of the mid-light Legacy 450 jet had its maiden flight in late December, thus confirming Embraer’s commitment for an entry into service in 2015.

The quality and differentiation of our products were confirmed in October 2013 when the Legacy 500 was selected by the world-renowned actor and philanthropist Jackie Chan, who became the launch customer of the model in China.

With the intention to continually offer relevant benefits to its customers, Embraer announced in October 2013 an expansion of its facility in Melbourne, Florida, with the addition of a new assembly line for the Legacy 450 and Legacy 500 models. The first deliveries of the Melbourne-made Legacy 500 and Legacy 450 models are scheduled for 2016.

Aiming for its commitment of providing the highest level of support and services to its clients, Embraer commenced MRO (Maintenance, Repair and Overhaul) operations at its São Paulo Service Center in November 2013. The FBO operation of this brand new Service Center is scheduled to enter into service during early 2014.

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DEFENSE & SECURITY

The defense and security market continues to present a favorable growth scenario, with a series of campaigns underway for a variety of applications that include: transportation for government and military authorities; pilot training and light attack; intelligence, surveillance, and reconnaissance systems; remote sensing and monitoring; aircraft modernization; military transportation; and command and control systems and services. Embraer is currently leading several projects that are important for Brazil, such as the development of the KC-390 medium lift military transport jet and the Integrated Border Monitoring System (SISFRON).

Embraer Defense & Security finished adapting the hangar at its plant in Jacksonville, Florida and materials for assembling the Super Tucano aircraft for the Light Air Support (LAS) program of the United States Air Force have started to arrive to allow for production to begin in February 2014. The facility has the labor force necessary to start production in compliance with the original time schedule, with the first deliveries expected in mid-2014. In December, the final three Super Tucano aircraft were transferred to Angola, and production of the subsequent deliveries is on schedule as contracted.

Regarding the aircraft modernization programs, in December, Embraer Defense & Security concluded the modernization of the second aircraft of the A-1M program for the Brazilian Air Force (FAB), and performed the first flight of the two-seater prototype, which will begin its test campaigns in 2014. The A-1M provides for the refurbishing and modernization of 43 subsonic AMX jets, 23 of which are already at the Company’s facilities. The Company has already received seven FAB F-5 fighter jets under the modernization program for a total of 11 jets.

The AF-1M Program for modernizing 12 AF-1 (A-4 Skyhawk) fighter jets for the Brazilian Navy continues to progress as planned. Six aircraft are already at Embraer’s facilities in Gavião Peixoto and, at the end of the fourth quarter of 2013, the flight test campaign began for the first prototype. The first modernized aircraft will be delivered in 2014.

In the Air Traffic segment, Atech held field acceptance tests (SAT) of such strategic systems as SIGMA and versions of SAGITARIO in several regions of Brazil and signed a new contract for implementing the SAGITARIO system in 19 Approach Controls (APPs), which added R$ 83.4 million to the company’s backlog.

Bradar Indústria S/A closed out 2013 with significant results that showed relevant operating profits and an increase in the value of the business that surpassed expectations. In the defense area, Bradar delivered another four Saber M60 low altitude surveillance radars to the FAB and now has 22 radars operating with the Brazilian Armed Forces. It also sealed a contract to supply one Sentir M20 radar to the Brazilian Army. In the area of Remote Sensing, in December, BRADAR finished mapping the entire country of Panama and the Cundinamarca Department of Colombia. Bradar also renewed its contract for monitoring the Santo Antônio Hydroelectric Plant, on the Madeira River in the city of Porto Velho, Rondônia, and was hired by Mineradora Rio do Norte S.A. to make new maps.

In November 2013, Visiona Tecnologia Espacial S.A., a joint venture of Embraer S.A. and Telecomunicações Brasileiras S.A. (Telebras), signed a contract to develop and integrate the strategic Geostationary Defense and Communications Satellite (SGDC) system with Telebras, for an approximate total value of R$ 1.3 billion. In December 2013, contracts were signed with suppliers of the satellite and the launch.

9

SEC/DOJ INVESTIGATION UPDATE

The Company received a subpoena from the SEC in September, 2010, which inquired about certain operations concerning sales of aircraft abroad. In response to this SEC-issued subpoena and associated inquiries into the possibility of non-compliance with the U.S. Foreign Corrupt Practices Act, the Company retained outside counsel to conduct an internal investigation on transactions carried out in three specific countries.

Since then, in response to additional information, the Company has voluntarily expanded the scope of the internal investigation to include sales in additional countries and has reported on those matters to the SEC and the U.S. Department of Justice. The internal investigation and related government inquiries concerning these matters remain ongoing. The Company will continue to respond to any additional information and cooperate with the SEC, DOJ and other relevant authorities, as circumstances warrant. The Company, with the support of its outside counsel, has concluded that it is still not possible to estimate the duration, scope or results of the internal investigation or related inquiries by relevant authorities. In the event that the authorities take action against the Company with respect to these or any related matters that may arise in the future, or the Company enters into an agreement to settle such matters, the Company may be required to pay substantial fines and/or to incur other sanctions or liabilities. The Company, based upon the opinion of its outside counsel, believes that there is no basis for estimating reserves or quantifying any possible contingency at this time.

2014 GUIDANCE: NET REVENUES, MARGINS AND INVESTMENTS

During 2013, the commercial aviation order environment showed continued signs of recovery, particularly in the U.S. market, that allowed the Company to capitalize on an increase in demand for 76-seat regional jets, in which Embraer garnered significant share of these new orders. In the executive jet market, despite record levels of corporate profits and the number of high net worth individuals, pre-owned aircraft inventory and pricing are still pressuring new aircraft demand and a recovery has yet to fully materialize. Considering the above, we expect relatively stable 2014 Revenue and delivery figures from the Commercial Aviation and Executive Jets segments when compared to 2013. With respect to the Defense & Security segment, we expect continued double-digit growth in revenues in 2014 as the Company progresses in its execution of existing programs, including the KC-390 as well as the Border Monitoring system, Super Tucano LAS program, and satellite programs.

In light of the scenario outlined above, in 2014 Embraer expects to deliver 92 to 97 commercial jets, 80 to 90 light executive jets and 25 to 30 large executive jets. Total Revenues are expected to be between US$ 6.0 billion and US$ 6.5 billion, with the following approximate revenue contribution from each business segment: 53% from Commercial Aviation, 26% from Executive Jets, 20% from Defense & Security and 1% from Other business.

2014 Net Revenue Outlook (US$ Billion)
Commercial Aviation	$3.20	-	$3.40

Executive Jets	$1.50	-	$1.70

Defense & Security	$1.20	-	$1.30

Others	$0.10	-	$0.10
EMBRAER	$6.00	-	$6.50

In 2014, the Company expects to deliver a higher proportion of smaller E-Jets E175 model aircraft in the Commercial Aviation segment, which will result in a less favorable product mix as it relates to margins, which will be partially offset by ongoing productivity initiatives, as well as an expected more favorable exchange rate relative to 2013. Furthermore, the increased Revenue participation of the Defense & Security segment

10

coupled with expected margin improvement in the Executive Aviation segment should also offset some of the expected margin decline in the Commercial Aviation segment. As a result, the Company expects to achieve a consolidated EBIT margin of between 9.0% and 9.5% (from US$ 540 million to US$ 620 million) for 2014, and EBITDA margin of between 13.0% and 14.0% (from US$ 780 million to US$ 910 million).

2014 EBIT and EBITDA Outlook (US$ Million)
EBIT	$540	-	$620

EBIT Margin	9.0%	-	9.5%
EBITDA	$780	-	$910

EBITDA Margin	13.0%	-	14.0%

As the Company ramps up the development of its E2 program and completes the development of the Legacy 500 executive jet and nears the end of development of the Legacy 450 executive jet, we expect 2014 total Investments to reach US$ 650 million. Of this total, Research will represent US$ 80 million, Product development will represent US$ 320 million, and CAPEX will represent US$ 250 million.

As a consequence of the Company’s outlook for revenues, operating profit and investments as well as other factors, we expect 2014 Free Cash Flow to be in the positive low double digits.

2014 Investments and Free Cash Flow Outlook (US$ Million)
Research	$80
Development	$320
Capex	$250
Total Investments	$650

Free Cash Flow: Positive low double digits

This Outlook is based on assumptions which are subject to various factors, many of which are not and neither will be under the control of the Company.

11

RECONCILIATION OF IFRS AND “NON GAAP” INFORMATION

We define Free cash flow as operating cash flow less Additions to property, plant and equipment, Additions to intangible assets, Financial investments and Other assets. Free cash flow is not an accounting measure under IFRS. Free cash flow is presented because it is used internally as a measure for evaluating certain aspects of our business. The Company also believes that some investors find it to be a useful tool for measuring Embraer’s cash position. Free cash flow should not be considered as a measure of the Company’s liquidity or as a measure of its cash flow as reported under IFRS. In addition, Free cash flow should not be interpreted as a measure of residual cash flow available to the Company for discretionary expenditures, since the Company may have mandatory debt service requirements or other nondiscretionary expenditures that are not deducted from this measure. Other companies in the industry may calculate Free cash flow differently from Embraer for purposes of their earnings release, thus limiting the usefulness of this measure as a tool for comparing Embraer to other companies in the industry.

	in millions of U.S.dollars

EBIT represents earnings before interest and taxes. EBITDA is earnings before interest, taxes, depreciation and amortization. Adjusted EBITDA is EBITDA accumulated over a period of the last 12 months. It is not a financial measure of the Company’s financial performance under IFRS. We present here a reconciliation of Adjusted EBITDA to our net income, EBIT, EBITDA and Adjusted EBITDA, which are presented because they are used internally as measures to evaluate certain aspects of the business. The Company also believes that some investors find them to be useful tools for measuring a Company’s financial performance.

Adjusted EBITDA Reconciliation LTM* (IFRS)	(1) 3Q13	(2) 2012	(2) 2013
Net Income Attributable to Embraer	200.7	347.8	342.0
Noncontrolling interest	3.0	0.8	4.0
Income tax (expense) income	242.7	265.2	256.4
Financial income (expense), net	22.7	6.8	96.4
Foreign exchange gain (loss), net	9.3	(8.7)	14.6
Depreciation and amortization	291.8	278.8	290.6
Adjusted EBITDA	770.2	890.7	1,004.0
(1) Derived from unaudited financial information. (2) Derived from audited financial information. * Last Twelve Months

EBIT,EBITDA and Adjusted EBITDA should not be considered as alternatives to, in isolation from, or substitutes for, analysis of the Company’s financial condition or results of operations, as reported under IFRS. Other companies in the industry may calculate EBIT, EBITDA and Adjusted EBITDA differently from Embraer for the purposes of their earnings releases, limiting their usefulness as comparative measures.

SOME FINANCIAL RATIOS BASED ON “NON GAAP” INFORMATION

Certain Financial Ratios—IFRS	(1) 3Q13	(1) 4Q12	(1) 4Q13
Total debt to Adjusted EBITDA (i)	2.84	2.32	2.19
Net cash to Adjusted EBITDA (ii)	(0.03)	0.35	0.43
Total debt to capitalization (iii)	0.39	0.38	0.38
LTM Adjusted EBITDA to financial expense (gross) (iv)	6.12	7.50	7.57
LTM Adjusted EBITDA (v)	770.2	890.7	1,004.0
LTM Interest and commissions on loans (vi)	125.9	118.7	132.5

(1) Derived from unaudited financial information.

(i) Total debt represents short and long-term loans and financing.

(ii) Net cash represents cash and cash equivalents, plus financial investments, minus short and long-term loans and financing.

(iii) Total capitalization represents short and long-term loans and financing, plus shareholders equity.

(iv) Financial expense (gross) includes only interest and commissions on loans.

(v) The table at the end of this release sets forth the reconciliation of Net income to adjusted EBITDA, calculated on the basis of financial information prepared with IFRS data, for the indicated periods.

(vi) Interest expense (gross) includes only interest and commissions on loans, which are included in Interest income (expense), net presented in the Company’s consolidated Income Statement

12

FINANCIAL STATEMENTS

EMBRAER - S.A.

CONSOLIDATED STATEMENTS OF INCOME

(in millions of U.S.dollars, except earnings per share)

	Three months ended on (1)		Twelve months ended on (2)
	31 Dec, 2012	31 Dec, 2013	31 Dec, 2012	31 Dec, 2013

REVENUE	1,897.6	2,304.0	6,167.0	6,235.0
Cost of sales and services	(1,432.2)	(1,736.3)	(4,676.6)	(4,818.9)
Gross profit	465.4	567.7	1,490.4	1,416.1

OPERATING INCOME ( EXPENSE )
Administrative	(74.7)	(52.4)	(279.2)	(210.5)
Selling	(143.4)	(113.0)	(480.4)	(454.4)
Research	(25.3)	(13.9)	(77.3)	(74.7)
Other operating income (expense), net	5.7	73.6	(42.8)	36.9
Equity in losses of associates	0.2	0.9	1.2	-
OPERATING PROFIT BEFORE FINANCIAL INCOME	227.9	462.9	611.9	713.4
Financial (expenses) income, net	1.9	(71.9)	(6.8)	(96.4)
Foreign exchange gain (loss), net	(5.7)	(10.9)	8.7	(14.6)
PROFIT BEFORE TAXES ON INCOME	224.1	380.1	613.8	602.4
Income tax expense	(101.4)	(115.1)	(265.2)	(256.4)
NET INCOME	122.7	265.0	348.6	346.0

Attributable to:
Owners of Embraer	123.2	264.5	347.8	342.0
Noncontrolling interest	(0.5)	0.5	0.8	4.0
Weighted average number of shares (in thousands)

Basic	725.0	729.0	725.0	729.0
Diluted	727.7	732.8	727.7	733.8
Earnings per share

Basic	0.1699	0.3628	0.4797	0.4691
Diluted	0.1693	0.3609	0.4779	0.4661
Earnings per share - ADS basic (US$)	0.6797	1.4513	1.9188	1.8764
Earnings per share - ADS diluted (US$)	0.6772	1.4436	1.9117	1.8644

(1) Derived from unaudited financial statements.

(2) Derived from audited financial statements.

13

EMBRAER - S.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in millions of U.S.dollars)

	Three months ended on		Twelve months ended on
	(1)	(1)	(2)	(2)
	31 Dec, 2012	31 Dec, 2013	31 Dec, 2012	31 Dec, 2013
Operating activities
Net income	122.7	265.0	348.6	346.0
Items not affecting cash and cash equivalents
Depreciation	41.0	37.5	139.9	145.8
Amortization	40.9	43.2	138.9	144.8
Allowance (reversal) for inventory obsolescence	13.2	(0.2)	8.2	13.4
Contribution from suppliers	(7.1)	(7.8)	(31.8)	(26.0)
Inventory reserves	33.5	11.1	39.3	28.6
Deferred income tax and social contribution	11.0	108.5	75.3	192.6
Accrued interest	(12.4)	4.2	(5.5)	(2.4)
Equity in the losses of associates	(0.3)	0.2	(1.1)	3.6
Share-based remuneration	1.7	1.6	7.8	6.8
Foreign exchange gain (loss), net	7.4	1.9	4.5	1.9
Residual value guarantee	(8.6)	6.0	14.0	21.3
Other	4.5	0.3	13.3	(4.5)
Changes in assets:
Financial investments (3)	76.6	(452.4)	160.0	(443.7)
Derivative financial instruments	-	5.4	(5.4)	18.4
Collateralized accounts receivable and accounts receivable	68.7	(50.4)	10.8	(40.0)
Customer and commercial financing	6.7	(0.2)	(7.3)	35.9
Inventories	346.4	471.8	70.1	(157.2)
Other assets	(66.2)	134.2	(162.0)	60.1
Changes in liabilities:
Trade accounts payable	(29.2)	73.8	(72.2)	258.4
Non-recourse and recourse debt	(54.7)	(1.2)	(62.4)	-
Other payables	70.7	24.9	140.5	125.7
Contribution from suppliers	0.2	-	1.0	84.5
Advances from customers	(43.6)	(146.7)	(48.2)	50.4
Taxes and payroll charges payable	(42.3)	(63.8)	23.5	(62.5)
Financial guarantee	88.8	(118.4)	(8.6)	(312.2)
Provisions	(164.5)	15.5	(125.0)	42.0
Unearned income	14.1	(42.8)	26.8	32.9
Net cash generated by operating activities	519.2	321.2	693.0	564.6

Investing activities
Additions to property, plant and equipment	(162.7)	(156.2)	(328.0)	(437.6)
Proceeds from sale of property, plant and equipment	1.2	(0.1)	1.3	0.2
Additions to intangible assets	(74.7)	(109.0)	(252.4)	(316.6)
Investments in associates	(3.6)	-	2.5	-
Business acquisitions, net of cash acquired	-	2.5	(6.2)	2.5
Acquisition of non controlling interest	-	(17.3)	(17.4)	(17.3)
Bonds and securities	(21.6)	(0.6)	(17.1)	4.8
Net cash (used in) investing activities	(261.4)	(280.7)	(617.3)	(764.0)

Financing activities
Proceeds from borrowings	144.1	233.0	1,692.6	890.8
Repayment of borrowings	(150.8)	(196.0)	(1,225.3)	(650.2)
Dividends and interest on own capital	(23.4)	(11.7)	(59.5)	(71.4)
Treasury shares	2.6	0.5	14.5	23.3
Net cash (used in) generated by financing activities	(27.5)	25.8	422.3	192.5

Increase (decrease) in cash and cash equivalents	230.3	66.3	498.0	(6.9)

Effects of exchange rate changes on cash and cash equivalents	(5.9)	(13.0)	(48.8)	(106.4)

Cash and cash equivalents at the beginning of the period	1,572.6	1,630.3	1,347.8	1,797.0

Cash and cash equivalents at the end of the period	1,797.0	1,683.7	1,797.0	1,683.7

(1) Derived from unaudited financial statements.

(2) Derived from audited financial statements

(3) Include Unrealized (gain) on Financial investments, 4Q12 (4.4), 4Q13 (12.2) ,12M12 (35.9) and 12M13 (41.5)

14

EMBRAER—S.A.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(in millions of U.S. dollars)

	(1)	(1)
A S S E T S	As of December 31,	As of December 31,
	2012	2013
Current assets
Cash and cash equivalents	1,797.0	1,683.7
Financial investments	578.2	939.9
Trade accounts receivable, net	525.6	572.2
Derivative financial instruments	11.2	14.6
Customer and commercial financing	22.7	9.6
Collateralized accounts receivable	13.0	10.5
Inventories	2,156.9	2,287.3
Other assets	254.1	250.0

	5,358.7	5,767.8

Non-current assets
Financial investments	51.3	45.4
Trade accounts receivable	9.9	6.5
Derivative financial instruments	24.8	15.8
Customer and commercial financing	86.9	64.1
Collateralized accounts receivable	413.0	415.4
Guarantee deposits	581.5	574.7
Deferred income tax	12.9	8.5
Other assets	241.1	141.9

Investments	3.6	-
Property, plant and equipment, net	1,738.4	1,993.3
Intangible assets	958.8	1,109.1
	4,122.2	4,374.7

TOTAL ASSETS	9,480.9	10,142.5

(1) Derived from audited financial information.

15

EMBRAER - S.A.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(in millions of U.S. dollars)

	(1)	(1)
LIABILITIES	As of December 31,	As of December 31,
	2012	2013
Current liabilities
Trade accounts payable	758.7	1,013.6
Loans and financing	336.3	79.3
Non-recourse and recourse debt	11.9	12.1
Other payables	277.2	304.8
Contribution from suppliers	0.9	33.6
Advances from customers	899.2	875.9
Derivative financial instruments	0.9	13.7
Taxes and payroll charges payable	65.1	133.1
Income tax and social contribution	63.6	18.8
Financial guarantee and residual value	114.1	90.0
Provisions	96.7	98.5
Dividends payable	30.4	45.7
Unearned income	133.7	173.6
	2,788.7	2,892.7

Non-current liabilities
Loans and financing	1,730.2	2,115.0
Non-recourse and recourse debt	388.3	388.1
Other payables	11.1	88.3
Advances from customers	100.4	131.1
Taxes and payroll charges payable	350.0	215.6
Deferred income tax and social contribution	26.5	209.2
Financial guarantee and residual value	470.3	203.5
Provisions	156.9	165.7
Unearned income	108.2	101.1
	3,341.9	3,617.6
TOTAL LIABILITIES	6,130.6	6,510.3

SHAREHOLDERS’ EQUITY
Capital	1,438.0	1,438.0
Treasury shares	(154.2)	(103.8)
Revenue reserves	1,980.3	2,205.2
Share-based remuneration	21.0	27.8
Other Comprehensive Income	(26.8)	(33.9)
	3,258.3	3,533.3
Non-controlling interest	92.0	98.9

Total company’s shareholders’ equity	3,350.3	3,632.2

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	9,480.9	10,142.5

(1)	Derived from audited financial information.

16

INVESTOR RELATIONS

Luciano Froes, Caio Pinez, Christopher Thornsberry, Cláudio Massuda, Nádia Santos and Paulo Ferreira

(+55 12) 3927-4404

investor.relations@embraer.com.br

http://ri.embraer.com.br

Follow Embraer’s IR Department on twitter: @IREmbraer

CONFERENCE CALL INFORMATION

Embraer will host a conference call to present its 4Q13 Results on Wednesday, February 26, 2014 at 12:30pm (SP) / 10:30am (NY). The conference call will also be broadcast live over the web at http://ri.embraer.com.br

Telephones:

Operator Assisted (US/ Canada) Toll-Free Dial-In Number: (877) 846-1574

Operator Assisted International Dial-In Number: (708) 290-0687

Your own International Toll-Free number for Brazil: 0800 047 4803 (land line) and 0800 047 4801 (cell phone)

Code: 45649641

ABOUT EMBRAER

Embraer S.A. (NYSE: ERJ; BM&FBOVESPA: EMBR3) is the world’s largest manufacturer of commercial jets up to 120 seats, and one of Brazil’s leading exporters. Embraer’s headquarters are located in São José dos Campos, São Paulo, and it has offices, industrial operations and customer service facilities in Brazil, China, France, Portugal, Singapore, and the U.S. Founded in 1969, the Company designs, develops, manufactures and sells aircraft and systems for the commercial aviation, executive aviation, and defense and security segments. It also provides after sales support and services to customers worldwide. For more information, please visit www.embraer.com.br.

This document may contain projections, statements and estimates regarding circumstances or events yet to take place. Those projections and estimates are based largely on current expectations, forecasts of future events and financial trends that affect Embraer’s businesses. Those estimates are subject to risks, uncertainties and suppositions that include, among others: general economic, political and trade conditions in Brazil and in those markets where Embraer does business; expectations of industry trends; the Company’s investment plans; its capacity to develop and deliver products on the dates previously agreed upon, and existing and future governmental regulations. The words “believe”, “may”, “is able”, “will be able”, “intend”, “continue”, “anticipate”, “expect” and other similar terms are intended to identify potentialities. Embraer does not undertake any obligation to publish updates nor to revise any estimates due to new information, future events or any other facts. In view of the inherent risks and uncertainties, such estimates, events and circumstances may not take place. The actual results may therefore differ substantially from those previously published as Embraer expectations.

17

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 26, 2014

Embraer S.A.

By:	/s/ José Antonio de Almeida Filippo
	Name:	José Antonio de Almeida Filippo
	Title:	Executive Vice-President and Chief Financial and Investor Relations Officer